111 Huntington Avenue
Boston, MA 02199
Telephone: 617-239-0100
Fax: 617-227-4420
www.lockelord.com

Matthew C. Dallett
Partner
Direct Telephone: 617-239-0303
Direct Fax: 866-955-8690
matthew.dallett@lockelord.com

By EDGAR

January 19, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attention:  David L. Orlic, Special Counsel, Office of Mergers and Acquisitions

Re:	Sevcon, Inc.
Definitive Additional Soliciting Material
Filed January 17, 2017
File No. 001-09789

Ladies and Gentlemen:

On behalf of Sevcon, Inc., this responds to the January 18, 2017 letter from David L. Orlic, Special Counsel, Office of Mergers and Acquisitions, to Paul N. Farquhar, Vice President and Chief Financial Officer of Sevcon, Inc. (the “Company”), providing a comment of the staff of the Securities and Exchange Commission on the Company’s Definitive Additional Soliciting Material filed on January 17, 2017.  For your convenience, the comment in Mr. Orlic’s letter is restated below, followed by the Company’s response.

General

1.	Please confirm that you will qualify the following types of statements as your belief in future filings:

•	“...an opportunistic and disruptive investor with no distinguishable plan for your Company is trying to take effective control of your Board.”
•	“...reject his assault on the Board and quest for control.”
•	“Ryan Morris’s Quest for Control Is Misguided and His Failures as Executive Chairman...”

Response:

The Company confirms that it will qualify statements of this type as its belief in future filings.

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Securities and Exchange Commission
January 19, 2017

Sincerely,

/s/ Matthew C. Dallett
Matthew C. Dallett

cc:	Proxy Committee of Sevcon, Inc. Board of Directors